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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of June, 2004

                        Commission File Number: 333-07654


                                  ENDESA, S.A.
                 (Translation of Registrant's Name into English)

                              Ribera del Loira, 60
                               28042 Madrid, Spain
                     (Address of principal executive office)

                  Indicate by check mark whether the registrant
                     files or will file annual reports under
                        cover of Form 20-F or Form 40-F:

                              Form 20-F X  Form 40-F
                                       ----         ----

                   Indicate by check mark if the registrant is
                       submitting the Form 6-K in paper as
                        permitted by Regulation S-T Rule
                                   101(b)(1):

                               Yes          No  X
                                  ---          ---

                   Indicate by check mark if the registrant is
                       submitting the Form 6-K in paper as
                        permitted by Regulation S-T Rule
                                   101(b)(7):

                                Yes        No  X
                                   ---        ---

                        Indicate by check mark whether by
             furnishing the information contained in this Form, the
          Registrant is also thereby furnishing the information to the
                                   Commission
      pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                                 Yes       No X
                                    ---      ----

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
                                                        ---


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ENDESA Announces The Payment Of The Final Dividend 2003

    NEW YORK--(BUSINESS WIRE)--June 10, 2004--ENDESA's (NYSE:ELE) Annual Shareholders Meeting held last April 2nd, 2004 approved a gross dividend for the year 2003 of 0.703 euros per share of which 0.264 euros per share was paid on January 2nd, 2004 as interim dividend.
    The final gross dividend against 2003 earnings will be paid from July 1st , 2004 and will amount to 0.439 euros per share. Accordingly, from July 1st 2004, ENDESA stock will trade ex-dividend.
    Payment of the expressed amount, once the appropriate withholding in respect of the corresponding tax has been deducted, shall be made via Santander Central Hispano Investment, S.A., in accordance with prevailing provisions for participating entities, using the means which Iberclear makes available to its custodian entities with which shareholders have deposited their shares, upon presentation of accrediting documentation for the book entries they own.
    The agreement to pay a supplementary dividend passed by the General Shareholders' Meeting was notified to the CNMV on 2 April 2004.

    CONTACT: North America Investor Relations Office
             David Raya, 212-750-7200
             http://www.endesa.es


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             ENDESA, S.A.

Dated: June 10th, 2004     By: /s/ David Raya
                              --------------------------------------
                              Name: David Raya
                              Title: Manager of North America Investor Relations